UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

dELiA*s, Inc.
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
246911101
(CUSIP Number)
October 24, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 246911101

1			Name of Reporting Persons Leon G. Cooperman
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
			(b) ☒
3			SEC Use Only
4			Citizenship or Place of Organization United States
Number of Shares Beneficially Oowned by Each Reporting Person With:	5	Sole Voting Power	4,761,905
	6	Shared Voting Power	0
	7	Sole Dispositive Power	4,761,905
	8	Shared Dispositive Power	0
9			Aggregate Amount Beneficially Owned by Each Reporting Person 4,761,905
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11			Percent of Class Represented by Amount in Row (9) 6.93%*
12			Type of Reporting Person (See Instructions) IN

* Based on 68,713,252 outstanding shares of Common Stock of dELiA*s, Inc. (the “Company”), consisting of (i) 47,975,152 shares of Common Stock issued and outstanding as of September 30, 2013 as reported in the Prospectus, dated October 31, 2013, that was filed by the Company with the Securities Exchange Commission on October 31, 2013 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, and (ii) 20,738,100 shares of Common Stock issued by the Company on October 24, 2013 upon the automatic conversion of the $21,775,000 in principal amount of the Company’s Secured 7.25% Convertible Promissory Notes.

Item 1(a).  Name Of Issuer.  dELiA*s, Inc. (the “Company”)

Item 1(b).  Address of Issuer’s Principal Executive Offices.

50 West 23rd Street,
New York, NY 10010

Item 2(a).  Name of Person Filing.

This statement is filed by Mr. Leon G. Cooperman.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

The address of the principal business office of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton, FL 33428.

Item 2(c).  Citizenship.

Mr. Cooperman is a United States citizen.

Item 2(d). Title of Class of Securities.

Common Stock, $0.001 par value per share (the “Common Stock”).

Item 2(e). CUSIP No.

    246911101

Item 3.  If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

    Not applicable.

Item 4. Ownership.

Item 4(a) and (b) Amount Beneficially Owned and Percent of Class.

Mr. Cooperman is the beneficial owner of 4,761,905 shares of Common Stock, which constitutes approximately 6.93% of the total number of shares of outstanding Common Stock. Mr. Cooperman’s beneficial ownership was calculated based on 68,713,252 outstanding shares of Common Stock, consisting of (i) 47,975,152 shares of Common Stock issued and outstanding as of September 30, 2013 as reported in the Prospectus, dated October 31, 2013, that was filed by the Company with the Securities Exchange Commission on October 31, 2013 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, and (ii) 20,738,100 shares of Common Stock issued by the Company on October 24, 2013 upon the automatic conversion of the $21,775,000 in principal amount of the Company’s Secured 7.25% Convertible Promissory Notes.

Item 4(c).

Number of shares of Common Stock as to which the person has:

(i)	sole power to vote or to direct the vote	4,761,905

(ii)	shared power to vote or to direct the vote	0

(iii)	sole power to dispose or to direct the disposition of	4,761,905

(iv)	shared power to dispose or to direct the disposition of	0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

 Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

 Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2013

By:	/s/ Leon G. Cooperman
Leon G. Cooperman

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

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